                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: November 2006                  Commission File Number: 0-27400

                        CINRAM INTERNATIONAL INCOME FUND
                      (Formerly Cinram International Inc.)
                              (Name of Registrant)

                                2255 MARKHAM ROAD
                              SCARBOROUGH, ONTARIO
                                 CANADA M1B 2W3
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F       Form 40-F  X
                                  ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes       No  X
                                  ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CINRAM INTERNATIONAL INCOME FUND
                                        (FORMERLY CINRAM INTERNATIONAL INC.)


Date: November 13, 2006                 By: /s/ Lewis Ritchie
                                            ------------------------------------
                                        Name: Lewis Ritchie
                                        Title: Executive Vice-President
                                               Finance and Administration,
                                               Chief Financial Officer and
                                               Secretary

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
-------   ----------------------
99.1      Press Release - Cinram Reports Third Quarter Results Fund to Engage
                          Advisor for Strategic Review